SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                SCHEDULE 13D/A #3
                    Under the Securities Exchange Act of 1934

                       TRANSACT TECHNOLOGIES INCORPORATED
                                (Name of Issuer)

                                  COMMON STOCK
                          (Title of Class of Securities

                                    89291810
                                 (CUSIP Number)

                                 Seth M. Lukash
                             c/o Tridex Corporation
                                 61 Wilton Road
                               Westport, CT 06880
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 March 31, 1997
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder for this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89291810

1) Names of Reporting Persons and Social Security Number

            Seth M. Lukash    ###-##-####

2) Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   N/A

            (b)   N/A

3) SEC Use Only

4) Source of Funds: The reporting person has not purchased or sold shares of the issuer. All of the shares owned by the reporting person were acquired in a distribution by Tridex Corporation ("Tridex") to its stockholders on March 31, 1997 of approximately one (1) share of the issuer for each share of Tridex owned by such stockholder.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

6) Citizenship or Place of Organization

            USA

                  7)    Sole Voting Power         525,319 Common Shares
Number of Shares
Beneficially      8)    Shared Voting Power       N/A Common Shares
Owned by Each
Reporting Person  9)    Sole Dispositive Power    525,319 Common Shares
With
                  10)   Shared Dispositive Power  N/A

11) Aggregate Amount Beneficially Owned by Each Reporting Person

            525,319 Common Shares

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

            N/A

13) Percent of Class Represented by Amount in Row (11)

            8.15%

14) Type of Reporting Person

            IN


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

Item 1. Security and Issuer

      a) The title of the class of equity securities to which this statement relates is Common Stock.

      b) The name and address of the principal executive officers of the issuer of such securities is: Transact Technologies Incorporated, 7 Laser Lane, Wallingford, CT 06492

Item 2. Identity and Background

      a)    Seth M. Lukash

      b)    c/o Tridex Corporation, 61 Wilton Road, Westport, Connecticut 06880

      c) President, Tridex Corporation, 61 Wilton Road, Westport, Connecticut 06880

      d) During the last five years, I have not been convicted in a criminal proceeding.

      e) During the last five years I have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with respect to, and I am not subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

      f)    U.S.A.

Item 3. Source and Amount of Funds or Other Consideration

      The reporting person has not purchased or sold shares of the issuer. All of the shares owned by the reporting person were acquired in a distribution by Tridex Corporation ("Tridex") to its stockholders on March 31, 1997 of approximately one (1) share of the issuer for each share of Tridex owned by such stockholder.

Item 4. The Purpose of Transaction

      N/A

Item 5. Interest in Securities of the Issuer

      a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by me are as follows: 525,319 shares, representing 8.15% of the class outstanding.

      b)    N/A

      c)    N/A

      d) No other person has the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of such securities.

      e)    N/A


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

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      On March 11, 1998, the reporting person amended this report to state (i) that he would not support management in its proxy solicitation for the 1998 Annual Meeting and (ii) his belief that the Board of Directors should consider a change in senior management, an increase in the seze of the Board to seven members and the engagement of an investment banker to assist in the creation of shareholder value. On March 12, 1998, the reporting person further amended this report to state his decision to withdraw his request for a change in senior management and to support to state his decision to withdraw his request for a change in senior management and to support the nominees proposed by the Board of Directors for election to the Board at the 1998 annual meeting. The reporting person continues to believe that the Board should consider increasing its size to seven members and engaging an investment banker to assist in the creation of shareholder value. In furtherance of his decision to support management and to vote for the Board's nominees, the reporting person has entered into an agreement with the issuer, under which he has agreed until March 31, 1999 (i) to support management and to vote his shares in favor of (A) nominees for election as Directors who are nominated by the Board and (B) an increase in the shares of common stock available under the issuer's stock option plan, in an amount recommended by a nationally recognized compensation consultant, and (ii) not to join or participate in any proxy contest or other attempt to influence the voting of the issuer's securities or the management or control of the issuer, provided that he may continue to communicate directly with the Board on a reasonably periodic basis. A copy of the agreement is filed as an exhibit to this report.

Item 7. Material to be Filed as Exhibits.

      See attached Agreement.


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

                                                                  CONFORMED COPY

                                    AGREEMENT

      This AGREEMENT (this "Agreement"), dated as of March 19, 1998, is by and between Seth M. Lukash ("Mr. Lukash") and TransAct Technologies Incorporated, a Delaware corporation (the "Company").

      WHEREAS, Mr. Lukash owns 525,319 shares of the common stock, par value $.01 per share, of the Company (the "Common Stock"), representing approximately 8.15% of the outstanding shares of Common Stock;

      WHEREAS, Mr. Lukash and the Company have had certain publicly-disclosed disagreements regarding the conduct of the Company's business which have had an adverse impact on the Company and the price of the Common Stock, including the shares of Common Stock held by Mr. Lukash, and the parties wish to resolve those disagreements in a mutually satisfactory manner;

      WHEREAS, Mr. Lukash and the Company wish to agree upon certain matters relating to, among other things, the voting of shares of Common Stock by Mr. Lukash;

      NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants hereinafter set forth, Mr. Lukash and the Company hereby agree as follows:

      1. Standstill. Mr. Lukash agrees that, between the date hereof and March 31, 1999, neither Mr. Lukash nor any of his "affiliates" or "associates" (as such terms are defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), nor any of his agents or representatives, will, without the prior written consent of the Company or its Board of Directors (the "Board of Directors"): (i) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company; (ii) make or submit a proposal or offer (with or without conditions) with respect to any extraordinary transaction involving the Company or its securities or assets: (iii) form, join or in any way participate in a "group" (as defined in Section 13(d)(3) of the Exchange
Act) in connection with any of the foregoing; (iv) otherwise act or seek to control or influence the management, Board of Directors or policies of the Company, provided that nothing contained herein shall be deemed to prohibit Mr. Lukash from engaging in reasonable communications with the Board of Directors on a reasonably periodic basis; (v) disclose any intention, plan or arrangement, or enter into any agreement, inconsistent with the foregoing; (vi) take any action to encourage or solicit a person to propose, or to make a public announcement regarding the possibility of, a business combination or merger involving the Company; or (vii) make any news release, or make or participate in making any other public announcement, publication, written statement or remarks in a public forum by himself or any other party, relating to the Company, its subsidiaries, its customers, its personnel or its stockholders. Mr. Lukash will promptly advise the Company of


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

any inquiry or proposal made to him or any of his affiliates or representatives with respect to any of the foregoing.

      2. Voting Agreement. Mr. Lukash agrees that, between the date hereof and March 31, 1999, provided that none of non-employee members of the Board of Directors as of the date hereof shall have ceased to be directors of the Company, at any meeting of the stockholders of the Company, however called, and in any action by consent of the stockholders of the Company, Mr. Lukash will vote (or cause to be voted) any shares of Common Stock held by him (i) in favor of any nominees as directors nominated by or on behalf of the Board of Directors and (ii) in accordance with the recommendation of the Board of Directors on any action, proposal or resolution that is submitted to a vote of the stockholders of the Company with regard to the authorization of additional shares of Common Stock to be granted pursuant to the Company's 1996 Stock Plan, provided that such number of additional shares does not exceed the number recommended by the Hay Group or a comparable recognized authority on compensation matters. Mr. Lukash shall not enter into any agreement or understanding with any person or entity to vote his shares of Common Stock or give instructions in any manner inconsistent with this paragraph.

      3. Irrevocable Proxy. If, and only if, Mr. Lukash fails to comply with the provisions of the preceding paragraph (as determined by the Company), Mr. Lukash hereby agrees that such failure shall result, without any further action by him, in the irrevocable appointment of Thomas R. Schwarz, the current Chairman of the Board of Directors, as Mr. Lukash's attorney and proxy pursuant to the provisions of Section 212(c) of the General Corporation Law of the State of Delaware, with full power of substitution, to vote and otherwise act (by written consent or otherwise) with respect to such shares at any meeting of stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting) or in any consent in lieu of any such meeting or otherwise. THIS PROXY AND POWER OF ATTORNEY ARE IRREVOCABLE AND COUPLED WITH AN INTEREST. Mr. Lukash hereby revokes all other proxies and powers of attorney with respect to shares of Common Stock owned by him that may have heretofore been appointed or granted, and no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed, shall not be effective) by Mr. Lukash with respect to any shares of Common Stock. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of Mr. Lukash and any obligation of Mr. Lukash under this Agreement shall be binding upon his heirs, personal representatives, successors and assigns.

      4. Legal Remedies. (a) Mr. Lukash agrees that irreparable damage would occur in the event any of his covenants under this Agreement was not performed in accordance with the terms hereof and that it is not possible for the parties to quantify the amount of damages that the Company may incur in the event of any such breach by Mr. Lukash. Accordingly, the parties agree that in the event of any such breach by Mr. Lukash, the Company shall be entitled, in addition to any other remedies to which the Company may be entitled at law or in equity or pursuant to any other provision of this Agreement, to specific performance of the terms hereof. Mr. Lukash hereby agrees, to the extent permitted by applicable law, to waive the defense in any action for specific performance that a remedy at law would be adequate and to waive any requirement for the securing or posting of any bond in connection with such remedy.


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

      (b) Without limiting the generality of the foregoing, and in addition to any other remedies to which the Company may be entitled at law or in equity or pursuant to any other provision of this Agreement (but without duplication of damages), in the event any breach of this Agreement by Mr. Lukash is, in the judgment of the Board of Directors, a willful and material breach, the Board of Directors may invoke the provisions of this paragraph 4(b). The Board of Directors shall notify Mr. Lukash in writing of its determination that there has been a willful and material breach, and shall include in its written notice a statement of the facts constituting the alleged breach and the name of an arbitrator designated by it (the "Company's Arbitrator"). Within three (3) business days after his receipt of such written notice, Mr. Lukash shall designate a second arbitrator ("Mr. Lukash's Arbitrator") by written notice to the Board of Directors, but if he shall fail to do so within such period the Board of Directors may designate Mr. Lukash's Arbitrator on his behalf. The Company's Arbitrator and Mr. Lukash's Arbitrator shall attempt to agree on a third arbitrator (the "Independent Arbitrator"), but if they are unable to do so within three (3) business days after the designation of Mr. Lukash's Arbitrator, then either the Company's Arbitrator or Mr. Lukash's Arbitrator may apply to the American Arbitration Association for the selection of the Independent Arbitrator in accordance with the Commercial Arbitration Rules of such Association. The arbitration panel, consisting of the Company's Arbitrator, Mr. Lukash's Arbitrator and the Independent Arbitrator (collectively, the "Arbitral Panel"), shall conduct its proceedings in the City of New York. Within three (3) business days after the selection of the Independent Arbitrator, the Board of Directors shall deliver its written statement regarding the alleged breach to the Arbitral Panel and to Mr. Lukash. Within six (6) business days after the selection of the Independent Arbitrator, Mr. Lukash shall deliver his written response to the Arbitral Panel and the Board of Directors. Within ten (10) business days after the selection of the Independent Arbitrator, each of the Board of Directors and Mr. Lukash shall present an oral summation of its position to the Arbitral Panel in the presence of the other party. The Arbitral Panel shall issue its award (the "Award") no later than fifteen (15) business days after the selection of the Independent Arbitrator. The Award must be signed by not less than two members of the Arbitral Panel. The Award shall be in writing and in the event the Arbitral Panel determines that Mr. Lukash committed a willful and material breach of this Agreement, he shall pay the Company damages in the amount of $25,000 for any such breach, plus the Company's attorneys' fees and expenses incurred in connection with the enforcement of its rights under this Agreement and the fees and expenses of the Independent Arbitrator, to be paid in cash not less than two (2) business days after the rendering of the Award. The Award shall be final and binding upon the parties hereto and judgment may be entered thereon in any court of competent jurisdiction. Except as otherwise provided above, the fees and expenses of the Independent Arbitrator shall be borne equally by the Company and Mr. Lukash. For purposes of this Agreement, the term "business day" means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in the City of New York.

      5. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to the conflicts of law principles thereof.


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

      6. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

      7. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

      IN WITNESS WHEREOF, Mr. Lukash and the Company have executed this Agreement as of the date first above written.

                                          /s/ Seth M. Lukash
                                          ----------------------------
                                          Seth M. Lukash

                                          TRANSACT TECHNOLOGIES
        INCORPORATED

                                          By: /s/ Thomas R. Schwarz
                                              ------------------------
                                          Its: Chairman
                                              ------------------------


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

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 1998
-------------------------------
Date

Signature: /s/ Seth M. Lukash
           -------------------------------
           SETH M. LUKASH


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